UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2020
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

	By:	/s/ Ana Graciela de Méndez
Name: Ana Graciela de Méndez
Title: CFO

BLADEX ANNOUNCES ANNUAL SHAREHOLDERS’ MEETING RESULTS

Panama City, Republic of Panama, May 4, 2020 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”), announces that at the Annual Meeting of Shareholders virtually held on April 29, 2020, shareholders:

1.	Approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2019.

2.	Ratified the appointment of KPMG as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2020.

3.	Re-elected Mr. José Alberto Garzón and Mr. Mario Covo as Directors representing the holders of Class A shares and Class E shares of the Bank’s common stock, respectively, and elected Mr. Eduardo Hecker as Director representing the holders of Class A shares of the Bank’s common stock.

4.	Approved, on an advisory basis, the compensation of the Bank’s executive officers.

5.	Approved an amendment to Article 12 of the Bank’s Articles of Incorporation to delete a provision that required that the Board of Directors always nominate the Chief Executive Officer as one of the two Directors to be elected by the holders of all classes of shares of the Bank’s common stock.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing of its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries, commercial banks and financial institutions, and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Monica Cosulich - SVP, Finance and Investor Relations

E-mail address: ir@bladex.com. Tel.: (+507) 210-8563

Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama